Exhibit 99.1

Ctrip Reports Unaudited Second Quarter of 2016 Financial Results

Shanghai, China, Aug 31, 2016 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2016.

Highlights for the Second Quarter of 2016

•                                Net revenues for the second quarter of 2016 were RMB4.4 billion (US$664 million), up 75% year-on-year.

•                      Despite a tough comparable base in the second quarter of 2015, the accommodation reservation business experienced healthy growth this quarter, driven by strong increases in both volume and revenue per room night.

•                      The transportation ticketing business continued to see strong volume growth, benefiting from strong execution, the increasing contribution of new business units, and recent investments.

•                                Operating margin for the second quarter of 2016 was -9%, increasing meaningfully from -44% in the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin for the second quarter of 2016 was 4%, increasing meaningfully from 0% in the previous quarter, as a result of a material improvement in operating efficiency across all expense lines.

“Ctrip continued to execute strongly in the second quarter of 2016, delivering solid top line growth and healthy margin expansion,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “We will continue to strengthen our industry leadership by focusing on our one-stop online travel platform, expanding international travel inventory coverage, and improving operating efficiency.”

Second Quarter of 2016 Financial Results and Business Updates

For the second quarter of 2016, Ctrip reported net revenues of RMB4.4 billion (US$664 million), representing an 75% increase from the same period in 2015, primarily due to the consolidation of the financial results of Qunar Cayman Islands Limited (“Qunar”) starting from December 31, 2015. Net revenues for the second quarter of 2016 increased 6% from the previous quarter.

Accommodation reservation revenues for the second quarter of 2016 were RMB1.8 billion (US$267 million), representing a 61% increase from the same period in 2015 and a 10% increase from the previous quarter, primarily driven by an increase in accommodation reservation volume and the consolidation of Qunar’s financial results since December 31, 2015.

Transportation ticketing revenues for the second quarter of 2016 were RMB2.0 billion (US$301 million), representing a 90% increase from the same period in 2015 and a 3% increase from the previous quarter, primarily driven by an increase in ticketing volume and the consolidation of Qunar’s financial results since December 31, 2015.

Packaged-tour revenues for the second quarter of 2016 were RMB474 million (US$71 million), representing a 44% increase from the same period in 2015, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenues for the second quarter of 2016 decreased 15% from the previous quarter, primarily due to seasonality.

Corporate travel revenues for the second quarter of 2016 were RMB147 million (US$22 million), representing a 22% increase from the same period in 2015 and a 27% increase from the previous quarter, primarily driven by increased corporate travel demand from business activities.

Gross margin was 72% for the second quarter of 2016, compared to 71% in the same period in 2015 and 73% in the previous quarter.

Product development expenses for the second quarter of 2016 increased by 116% to RMB1.7 billion (US$259 million) from the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. Product development expenses for the second quarter of 2016 decreased by 28% from the previous quarter, primarily due to the decrease in share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 31% of the net revenues, which increased from 29% in the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. Excluding share-based compensation charges (non-GAAP), product development expenses for the second quarter of 2016 decreased from 32% in the previous quarter.

Sales and marketing expenses for the second quarter of 2016 increased by 97% to RMB1.3 billion (US$202 million) from the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. Sales and marketing expenses for the second quarter of 2016 decreased by 13% from the previous quarter, primarily due to the decrease in share-based compensation charges. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 29% of the net revenues, which increased from 26% in the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses for the second quarter of 2016 decreased from 33% in the previous quarter, primarily due to a meaningful improvement in operating efficiency in sales and marketing related activities.

General and administrative expenses for the second quarter of 2016 increased by 95% to RMB510 million (US$77 million) from the same period in 2015, primarily due to the consolidation of Qunar’s financial results since December 31, 2015. General and administrative expenses for the second quarter of 2016 decreased by 45% from the previous quarter, primarily due to the decrease in share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, which remained consistent with the same period in 2015 and the previous quarter.

Loss from operations for the second quarter of 2016 was RMB396 million (US$60 million), compared to income from operations of RMB61 million (US$10 million) in the same period in 2015 and loss from operations of RMB1.8 billion (US$283 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB182 million (US$27 million), compared to RMB214 million (US$35 million) in the same period in 2015 and RMB8 million (US$1 million) in the previous quarter.

Operating margin was -9% for the second quarter of 2016, compared to 2% in the same period in 2015, and -44% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 4%, compared to 8% in the same period in 2015 and 0% in the previous quarter.

Income tax expense for the second quarter of 2016 was RMB53 million (US$8 million), compared to RMB31 million (US$5 million) in the same period of 2015 and RMB94 million (US$15 million) in the previous quarter.

Net loss attributable to Ctrip’s shareholders for the second quarter of 2016 was RMB521 million (US$78 million), compared to net income of RMB143 million (US$23 million) in the same period in 2015 and net loss of RMB1.6 billion (US$245 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB57 million (US$9 million), compared to RMB296 million (US$48 million) in the same period in 2015 and RMB257 million (US$40 million) in the previous quarter.

Diluted earnings per ADS were RMB-1.13 (US$-0.17) for the second quarter of 2016. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB0.12 (US$0.02) for the second quarter of 2015.

As of June 30, 2016, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB18 billion (US$2.7 billion).

Business Outlook

For the third quarter of 2016, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 70-75%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on August 31, 2016 (or 8:00AM on September 1, 2016 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.230.3019, International dial-in number +1.617.597.5413, Passcode 74821671#. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PWQDCQ7NK.

A telephone replay of the call will be available after the conclusion of the conference call until September 7, 2016.  The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 41914654.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2016 and 2015. Net commission earned is calculated by deducting from the revenues the cost of transactions in which the Company undertakes majority of the business risks. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12300

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	19,215,674,674	10,116,920,988	1,522,280,051
Restricted cash	2,286,882,592	2,417,447,550	363,750,214
Short-term investment	8,235,785,516	5,443,944,270	819,143,272
Accounts receivable, net	3,150,768,364	3,658,078,229	550,426,312
Prepayments and other current assets	7,711,757,285	7,509,378,779	1,129,926,538

Total current assets	40,600,868,431	29,145,769,816	4,385,526,387

Long-term deposits and prepayments	486,785,968	691,940,799	104,115,439
Land use rights	102,328,181	100,936,477	15,187,781
Property, equipment and software	5,555,959,499	5,568,738,586	837,920,912
Investment	13,870,523,498	17,977,129,465	2,704,995,481
Goodwill	45,690,440,903	46,392,118,214	6,980,562,183
Intangible assets	11,007,915,171	10,919,161,286	1,642,992,113
Other long-term receviables	1,122,435,740	933,217,094	140,419,972
Deferred tax assets, non-current	405,334,569	483,788,972	72,795,103

Total assets	118,842,591,960	112,212,800,709	16,884,515,371

LIABILITIES
Current liabilities:
Short-term Debt	12,710,213,398	11,329,152,241	1,704,682,923
Accounts payable	5,944,501,681	7,654,067,391	1,151,697,647
Salary and welfare payable	1,196,691,839	1,115,581,323	167,860,083
Taxes payable	1,641,379,425	934,733,132	140,648,089
Advances from customers	5,955,827,306	5,468,053,610	822,770,973
Accrued liability for customer reward program	593,346,816	633,476,833	95,318,442
Other payables and accruals	5,624,133,603	2,516,459,403	378,648,398

Total current liabilities	33,666,094,068	29,651,523,933	4,461,626,555

Deferred tax liabilities, non-current	3,045,259,390	3,040,657,474	457,523,808
Long-term Debt	18,354,608,260	19,737,568,172	2,969,886,422
Other long-term Liabilities	91,702,261	97,786,088	14,713,747

Total liabilities	55,157,663,979	52,527,535,667	7,903,750,532

SHAREHOLDERS’ EQUITY
Share capital	4,121,245	4,608,787	693,478
Additional paid-in capital	37,991,678,952	51,920,013,979	7,812,337,528
Statutory reserves	168,940,969	168,940,969	25,420,330
Accumulated other comprehensive income	560,077,281	173,177,462	26,057,789
Retained Earnings	8,198,838,659	6,098,902,034	917,693,922
Treasury stock	(2,372,927,372)	(2,287,415,685)	(344,184,487)

Total Ctrip’s shareholders’ equity	44,550,729,734	56,078,227,546	8,438,018,560

Noncontrolling interests	19,134,198,247	3,607,037,496	542,746,279

Total shareholders’ equity	63,684,927,981	59,685,265,042	8,980,764,839

Total liabilities and shareholders’ equity	118,842,591,960	112,212,800,709	16,884,515,371

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Accommodation reservation	1,104,440,783	1,614,031,154	1,775,818,174	267,205,070
Transportation ticketing	1,052,550,664	1,949,003,126	2,003,426,795	301,453,045
Packaged tour	329,373,989	556,495,540	473,931,453	71,311,854
Corporate travel	120,746,346	115,632,061	147,096,362	22,133,400
Others	58,377,132	163,979,409	142,119,432	21,384,528

Total revenues	2,665,488,914	4,399,141,290	4,542,392,216	683,487,897

Less: business tax and related surcharges	(138,352,668)	(221,134,734)	(131,107,435)	(19,727,567)

Net revenues	2,527,136,246	4,178,006,556	4,411,284,781	663,760,330

Cost of revenues	(730,019,031)	(1,135,944,483)	(1,233,148,536)	(185,550,269)

Gross profit	1,797,117,215	3,042,062,073	3,178,136,245	478,210,061

Operating expenses:
Product development *	(796,503,880)	(2,396,921,596)	(1,723,757,548)	(259,371,575)
Sales and marketing *	(678,719,875)	(1,543,324,251)	(1,340,183,930)	(201,655,747)
General and administrative *	(261,010,168)	(929,191,857)	(510,107,769)	(76,755,258)

Total operating expenses	(1,736,233,923)	(4,869,437,704)	(3,574,049,247)	(537,782,580)

Income/ (loss) from operations	60,883,292	(1,827,375,631)	(395,913,002)	(59,572,519)

Interest income	136,364,251	190,697,649	150,858,298	22,699,453
Interest expense	(58,841,079)	(158,107,727)	(162,964,862)	(24,521,113)
Other income/ (expense)	11,924,843	318,195,868	(30,423,035)	(4,577,715)

Income/ (loss) before income tax expense and equity in income	150,331,307	(1,476,589,841)	(438,442,601)	(65,971,894)

Income tax expense	(31,322,795)	(93,531,478)	(52,984,311)	(7,972,481)
Equity in loss of affiliates	(20,479,317)	(107,909,642)	(99,658,215)	(14,995,443)

Net income/ (loss)	98,529,195	(1,678,030,961)	(591,085,127)	(88,939,818)

Less: Net loss attributable to noncontrolling interests	44,249,227	99,346,870	69,832,593	10,507,620

Net income/ (loss) attributable to Ctrip’s shareholders	142,778,422	(1,578,684,091)	(521,252,534)	(78,432,198)

Comprehensive income/ (loss) attributable to Ctrip’s shareholders	708,839,025	(1,489,894,815)	(856,289,870)	(128,844,832)

Earnings per ordinary share
- Basic	4.01	(27.90)	(9.03)	(1.36)
- Diluted	3.61	(27.90)	(9.03)	(1.36)

Earnings per ADS **
- Basic	0.50	(3.49)	(1.13)	(0.17)
- Diluted	0.45	(3.49)	(1.13)	(0.17)

Weighted average ordinary shares outstanding
- Basic	35,646,304	56,591,142	57,716,573	57,716,573
- Diluted	39,940,625	56,591,142	57,716,573	57,716,573

* Share-based compensation charges included are as follows:
Product development	71,542,652	1,071,652,534	345,176,289	51,938,231
Sales and marketing	16,189,635	184,425,162	69,056,692	10,390,871
General and administrative	65,361,658	579,558,336	163,806,574	24,647,764

**On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,723,757,548)	39%	345,176,289	8%	(1,378,581,259)	31%
Sales and marketing	(1,340,183,930)	30%	69,056,692	1%	(1,271,127,238)	29%
General and administrative	(510,107,769)	12%	163,806,574	4%	(346,301,195)	8%
Total operating expenses	(3,574,049,247)	81%	578,039,555	13%	(2,996,009,692)	68%

(Loss)/ income from operations	(395,913,002)	-9%	578,039,555	13%	182,126,553	4%

Net (loss)/ income attributable to Ctrip’s shareholders	(521,252,534)	-12%	578,039,555	13%	56,787,021	1%

Diluted earnings per ordinary share (RMB)	(9.03)		10.01		0.98

Diluted earnings per ADS (RMB)	(1.13)		1.25		0.12

Diluted earnings per ADS (USD)	(0.17)		0.19		0.02

	Quarter Ended March 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(2,396,921,596)	57%	1,071,652,534	26%	(1,325,269,062)	32%
Sales and marketing	(1,543,324,251)	37%	184,425,162	4%	(1,358,899,089)	33%
General and administrative	(929,191,857)	22%	579,558,336	14%	(349,633,521)	8%
Total operating expenses	(4,869,437,704)	117%	1,835,636,032	44%	(3,033,801,672)	73%

(Loss)/ income from operations	(1,827,375,631)	-44%	1,835,636,032	44%	8,260,401	0%

Net (loss)/ income attributable to Ctrip’s shareholders	(1,578,684,091)	-38%	1,835,636,032	44%	256,951,941	6%

Diluted earnings per ordinary share (RMB)	(27.90)		32.44		4.54

Diluted earnings per ADS (RMB)	(3.49)		4.06		0.57

Diluted earnings per ADS (USD)	(0.54)		0.63		0.09

	Quarter Ended June 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(796,503,880)	32%	71,542,652	3%	(724,961,228)	29%
Sales and marketing	(678,719,875)	27%	16,189,635	1%	(662,530,240)	26%
General and administrative	(261,010,168)	10%	65,361,658	3%	(195,648,510)	8%
Total operating expenses	(1,736,233,923)	69%	153,093,945	6%	(1,583,139,978)	63%

Income from operations	60,883,292	2%	153,093,945	6%	213,977,237	8%

Net income attributable to Ctrip’s shareholders	142,778,422	6%	153,093,945	6%	295,872,367	13%

Diluted earnings per ordinary share (RMB)	3.61		3.80		7.41

Diluted earnings per ADS (RMB)	0.45		0.48		0.93

Diluted earnings per ADS (USD)	0.07		0.08		0.15

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6459 on June 30, 2016 published by the Federal Reserve Board.

Notes 2: On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.